Interim consolidated financial statements of

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)

September 30, 2010
(Unaudited)

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
September 30, 2010

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Consolidated statement of operations and comprehensive loss
three and nine month periods ended September 30,
(In thousands of United States dollars, except for share and per share amounts)
(Unaudited)

	Three months ended		Nine months ended
		September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$

Revenue (Note 5)	18,853	-	18,853	-

Operating expenses (Note 6 and 8)	15,956	-	15,956	-
Depreciation and depletion (Note 2)	2,002	-	2,002	-
Total cost of goods sold	17,958	-	17,958	-

Earnings from mine operations	895	-	895	-

General and administration expenses (Note 6)	27,982	243	31,041	391

Loss from operations	(27,087)	(243)	(30,146)	(391)

Foreign exchange loss	(591)	(6)	(589)	(12)
Interest income	116	-	116	-
Interest expense (Note 11)	(1,869)	-	(1,869)	-
Other income (expense)	108	11	112	(47)

Loss before income taxes	(29,323)	(238)	(32,376)	(450)

Income taxes (Note 13)
Current	(3,761)	-	(3,761)	-
Deferred	(177)	-	(177)	-
	(3,938)	-	(3,938)	-

Net loss for the period	(33,261)	(238)	(36,314)	(450)
Other comprehensive income
Currency translation gain (Note 2)	7,041	226	7,070	307
Total comprehensive loss	(26,220)	(12)	(29,244)	(143)

Basic and diluted loss per share	(0.64)	(0.08)	(1.82)	(0.24)

Weighted average number of common shares outstanding - basic and diluted	52,331,873	2,881,055	19,954,244	1,898,025

See accompanying notes to the interim consolidated financial statements.	Page 1

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Consolidated balance sheet
(In thousands of United States dollars)
(Unaudited)

	September 30,	December 31,
	2010	2009
	$	$
Assets
Current assets
Cash	55,007	1,018
Receivables (Note 7)	84,596	158
Prepaid expenses	5,967	34
Inventories (Note 8)	8,634	-
	154,204	1,210
Mining interests (Note 9)	475,744	1,590
Future income tax asset (Note 13)	9,470	-
	639,418	2,800

Liabilities
Current liabilities
Accounts payable and accrued liabilities	24,991	170
Current portion of long-term debt (Note 11)	70,000	-
	94,991	170

Asset retirement obligation (Note 10)	6,739	-
Long-term debt (Note 11)	108,848	-
Other long-term liabilities (Note 12 (f))	388	-
	210,966	170

Shareholders' equity
Share capital (Note 12)	413,104	2,755
Warrants (Note 12 (e))	35,868	722
Equity portion of convertible debt (Note 11)	1,675	-
Contributed surplus (Note 12)	8,417	521
Accumulated other comprehensive income	7,208	138
Deficit	(37,820)	(1,506)
	428,452	2,630
	639,418	2,800

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Consolidated statement of shareholders' equity
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

					Equity portion		Accumulated
					of		other
	Common shares		Subscriptions		convertible	Contributed	comprehensive
	Shares	Amount	received	Warrants	debt	surplus	income	Deficit	Total
		$	$	$	$	$	$	$	$
Balance, December 31, 2008	1,229,039	1,683	148	-	-	483	(231)	(723)	1,360
Issuance of common shares (Note 12 (c))	1,684,625	956	(148)	725	-	-	-	-	1,533
Exercise of warrants (Note 12 (e))	7,500	18	-	(3)	-	-	-	-	15
Exercise of stock options (Note 12 (d))	21,250	98	-	-	-	(32)	-	-	66
Stock-based compensation (Note 12 (d))	-	-	-	-	-	70	-	-	70
Translation adjustment	-	-	-	-	-	-	369	-	369
Net loss and comprehensive loss	-	-	-	-	-	-	-	(783)	(783)
Balance, December 31, 2009	2,942,414	2,755	-	722	-	521	138	(1,506)	2,630
Shares issued for
Public offering net of issue costs (Note 12 (c))	50,000,000	234,024	-	33,896	-	-	-	-	267,920
Settlement with Alamos (Note 12 (c))	2,000,000	10,114	-	1,483	-	-	-	-	11,597
Acquisition of San Dimas (Note 12 (c))	31,151,200	159,194	-	-	-	-	-	-	159,194
Exercise of warrants (Note 12 (e))	290,187	837	-	(233)	-	-	-	-	604
Shares/warrants issued for advisory services (Notes 12 (c) and (e))	1,209,373	6,180	-	-		-	-	-	6,180
Value of equity component of convertible debt	-	-	-	-	1,675	-	-	-	1,675
Stock-based compensation (Note 12 (d))	-	-	-	-	-	7,896	-	-	7,896
Translation adjustment	-	-	-	-	-	-	7,070	-	7,070
Net loss	-	-	-	-	-	-	-	(36,314)	(36,314)
Balance, September 30, 2010	87,593,174	413,104	-	35,868	1,675	8,417	7,208	(37,820)	428,452

At September 30, 2010, the total accumulated other comprehensive income and deficit was $30,621 (December 31, 2009 - $1,368).

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Consolidated statement of cash flows
three and nine month periods ended September 30,
(In thousands of United States dollars)
(Unaudited)

	Three months ended		Nine months ended
		September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$

Operating activities
Net loss	(33,261)	(238)	(36,314)	(450)
Items not involving cash
Depreciation and depletion	2,002	9	2,002	26
Accretion expense	604	-	604	-
Stock-based compensation	7,161	71	7,896	71
Non-cash interest expense	941	-	941	-
Settlement of legal claim (Note 6)	11,597	-	11,597	-
Non-cash transaction costs	6,180	-	6,180	-
Future income taxes (Note 13)	177	-	177	-
Fair value adjustment to cost of goods sold	3,981		3,981
Unrealized foreign exchange loss	591	6	589	12
	(27)	(152)	(2,347)	(341)
Change in non-cash working capital (Note 14)	(65,298)	(132)	(63,665)	(135)
	(65,325)	(284)	(66,012)	(476)

Investing activities
Acquisition of San Dimas (Note 4)	(216,000)	-	(216,000)	-
Expenditures on mining interests (Note 9)	(2,162)	(62)	(2,162)	(142)
	(218,162)	(62)	(218,162)	(142)

Financing activities
Proceeds on VAT loan (Note 11)	70,000	-	70,000	-
Proceeds of public offering (Note 12 (c))	285,000	1,551	285,000	1,701
Share issuance costs	(17,079)	(143)	(17,079)	(161)
Proceeds on exercise of warrants	380	-	604	-
	338,301	1,408	338,525	1,540

Effect of foreign exchange rate changes on cash	(443)	98	(362)	109

Increase in cash	54,371	1,160	53,989	1,031
Cash, beginning of period	636	83	1,018	212
Cash, end of period	55,007	1,243	55,007	1,243

Supplemental cash flow information (Note 14)

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

1.	Nature of operations

Primero Mining Corp. (“Primero” or the “Company”), formerly Mala Noche Resources Corp., was incorporated in Canada on November 26, 2007 under the Business Corporations Act (British Columbia). The Company’s registered office is Suite 1640, One Bentall Centre, 505 Burrard Street, Vancouver, B.C.

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one reporting segment, the San Dimas mine, which is the Company’s only producing mine.

On August 6, 2010, the Company completed the acquisition of the San Dimas gold-silver mine, mill and related assets (the “San Dimas Mine”), located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. In addition to the San Dimas mine, the Company acquired all of the shares of Silver Trading (Barbados) Ltd., which is party to a silver purchase agreement with Silver Wheaton Corp. and Silver Wheaton Caymans, as well as all of the rights to the Ventanas exploration property, located in Durango state, Mexico (Note 4) (the “Acquisition”). Prior to August 6, 2010, the Company held an option to acquire up to a 70% interest in the Ventanas property, which has been on care and maintenance since November 2008.

2.	Significant accounting policies

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”). In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at September 30, 2010 and results of its operations and cash flows for the three and nine months then ended have been made. The interim results are not necessarily indicative of results for a full year.

These unaudited interim financial statements contain additional disclosure as compared to the June 30, 2010 and December 31, 2009 financial statements of the Company. This is due to the acquisition by the Company of the San Dimas mine (Note 4), which has significantly changed the nature of the business.

	(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition. All material intercompany transactions and balances have been eliminated. The Company’s significant subsidiaries are: Primero Empressa Minera, S.A. de C.V., which owns the San Dimas mine, Primero Compania Minera S.A. de C.V., Primero Servicios Mineros, S.A. de C.V., Silver Trading (Barbados) Ltd. and Primero Mining Luxembourg S.a.r.l.

	(b)	Change in functional and reporting currency

Effective August 6, 2010, the Company determined that its functional currency had changed from the Canadian dollar to the United States dollar as a result of the acquisition of an operating mine (San Dimas - see Note 4); this changed the nature of the business as all sales and a significant portion of the expenses and activities now occur in United States dollars.

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

2.	Significant accounting policies (continued)

	(b)	Change in functional and reporting currency (continued)

Concurrent with the change in functional currency, the Company adopted the U.S. dollar as its reporting currency. In accordance with Canadian GAAP, the comparative financial statements for all prior periods presented have been translated into U.S. dollars using the current rate method. Under this method, the statements of operations and cash flows for each quarter have been translated into the reporting currency using the average exchange rates prevailing during each period, and all assets and liabilities have been translated using the exchange rates prevailing at the balance sheet date. Shareholders’ equity transactions have been translated using the rates of exchange in effect as of the dates of the various transactions. The resulting translation adjustment was recorded as a currency translation adjustment (“CTA”), a separate component of other comprehensive income (“OCI”). The CTA balance at September 30, 2010, represents the CTA to August 6, 2010, which will remain in OCI until the operations are disposed. The majority of the CTA balance relates to movements in the exchange rate between the United States dollar and the Canadian dollar on the Cdn$300 million equity financing raised (Note 12 (c)) from the closing date of the public offering to the date at which this financing was released from escrow in order to pay for the acquisition of San Dimas (Note 4).

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies (and not measured at fair value) are translated using the rates of exchange at the transaction dates. Non-monetary assets denominated in foreign currencies that are measured at fair value, are translated using the rate of exchange at the dates those fair values are determined and statement of operations items denominated in foreign currencies are translated using the average monthly exchange rates. Foreign exchange gains and losses are included in the determination of earnings.

	(c)	Measurement uncertainties

The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates.

Significant estimates used in the preparation of these financial statements include, but are not limited to:

		(i)	the recoverability of accounts receivable;

		(ii)	the quantities of material in circuit and the recoverable gold in this material, used in determining the estimated net realizable value of inventories;

		(iii)	the economic recoverability of exploration costs incurred and the probability of future economic benefits from development costs incurred;

		(iv)	the recoverable tonnes of ore from the mine and related depreciation and depletion of mining interests;

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

2.	Significant accounting policies (continued)

	(c)	Measurement uncertainties (continued)

(v)

the proven and probable mineral reserves and resources associated with the mining property, the expected economic life of the mining property, the future operating results and net cash flows from the mining property and the recoverability of the mining property;

		(vi)	the useful lives and related depreciation of buildings, plant and equipment;

		(vii)	the expected costs of reclamation and closure cost obligations;

		(viii)	the assumptions used in accounting for stock based compensation expense;

		(ix)	the provision for income and mining taxes including expected periods of reversals of timing differences and composition of future income and mining tax assets and liabilities; and

		(x)	the fair values of assets and liabilities acquired in business combinations.

	(d)	Business combinations

Upon acquisition of a subsidiary, the acquisition method is used, whereby the Company recognizes at fair value: i) all of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at the date of acquisition and ii) the fair value of the consideration transferred to the vendor. Those mineral reserves and resources that are able to be reliably valued are recognized in the assessment of fair values on acquisition. Other potential reserves, resources and mineral rights, for which in management’s opinion, values cannot be reliably determined, are not recognized.

When the fair value of the consideration transferred exceeds the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed measured at fair value, the difference is treated as purchased goodwill. This goodwill is not amortized, but is reviewed for impairment annually or when there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the statement of operations.

Costs, such as advisory, legal, accounting, valuation and other professional or consulting fees related to the acquisition of a subsidiary are expensed as incurred. Costs associated with the raising of equity have been debited to the relevant account within equity.

	(e)	Revenue recognition

Revenue is derived from the sale of gold and silver and is measured at the fair value of the consideration received. Revenue is recognized on individual contracts when there is persuasive evidence that all of the following criteria are met:

		(i)	the significant risks and rewards of ownership have been transferred to the buyer;

		(ii)	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold has been retained;

		(iii)	the amount of revenue can be measured reliably;

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

2.	Significant accounting policies (continued)

	(e)	Revenue recognition (continued)

(iv) it is probable that the economic benefits associated with the transaction will flow to the Company and collectability is reasonably assured; and

(v) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue is recorded at the time of physical delivery and transfer of title. Sales prices are fixed at the delivery date based on the terms of the contract or at spot prices.

	(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of 90 days or less. There were no cash equivalents at September 30, 2010 (2009 - $Nil).

	(g)	Inventories

Finished goods, work-in-progress, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale less estimated future production costs to convert the inventories into saleable form.

Ore extracted from the mine is stockpiled and subsequently processed into finished goods (gold and by-products in doré). Production costs are capitalized and included in the work-in- process inventory based on the current mining cost incurred up to the refining process, including applicable overhead, depreciation and depletion relating to mining interest, and removed at the average production cost per recoverable ounce of gold or silver. The average production cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining cost. Supplies are valued at the lower of average cost or replacement cost.

	(h)	Mining interests

Mining interests include mining and exploration properties and related plant and equipment.

(i) Land, buildings, plant and equipment

Upon initial acquisition, land, buildings, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value, whilst land is stated at cost less any impairment in value and is not depreciated.

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

2.	Significant accounting policies (continued)

	(h)	Mining interests (continued)

		(ii)	Exploration and evaluation expenditure on exploration properties

Exploration and evaluation expenditures are capitalized until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.

General and administration expenditures relating to exploration and evaluation expenditure are capitalized where they can be directly attributed to the site undergoing exploration and evaluation.

Capitalization of costs incurred ceases when the related mining property has reached operating levels intended by management. Once the property is brought into production, the deferred costs are transferred to property, plant and equipment and are amortized on a unit-of-production basis.

Purchased exploration and evaluation assets are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

The Company reviews and evaluates its exploration properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

		(iii)	Mining properties and mine development expenditure

The cost of acquiring mineral reserves and mineral resources is capitalized on the balance sheet as incurred.

Mine development costs incurred to maintain current production are included in earnings. These costs include the development and access costs (tunnelling) of production drifts to develop the ore body in the current production cycle. The distinction between mining expenditures incurred to develop new ore bodies and to develop mine areas in advance of current production is mainly the production timeframe of the mining areas. For those areas being developed which will be mined in future periods, the costs incurred are capitalized and depleted when the related mining area is mined as compared to current production areas, where development costs are considered as costs of sales and included in operating expenses given that the short-term nature of these expenditures matches the economic benefit of the ore being mined.

Depletion of mining properties and amortization of pre-production and development costs are calculated and recorded on the units-of-production basis over the mine’s estimated and economically proven and probable reserves and the portion of mineralization expected to be classified as reserves.

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

2.	Significant accounting policies (continued)

	(h)	Mining interests (continued)

		(iii)	Mining properties and mine development expenditure (continued)

The Company reviews and evaluates its mining properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

		(iv)	Borrowing costs

Interest on borrowings directly relating to the financing of qualifying capital projects under construction is added to the capitalized cost of those projects during the construction phase, until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

All other borrowing costs are recognized in the statement of operations in the period in which they are incurred. No capitalization of borrowing costs was recognized in the period.

		(v)	Major maintenance and repairs

Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, that expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

		(vi)	Depreciation and depletion

Depreciation is provided so as to write off the cost less estimated residual values of plant and equipment on the following bases:

Mine production assets are depleted using a unit-of-production basis over the mine’s estimated and economically proven and probable reserves and the portion of mineralization expected to be classified as reserves. Buildings, plant and equipment unrelated to production are depreciated using the straight-line method based on estimated useful lives.

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

2.	Significant accounting policies (continued)

	(h)	Mining interests (continued)

		(vi)	Depreciation and depletion (continued)

Where significant parts of an asset have differing useful lives, depreciation is calculated on each separate part. The estimated useful life of each item or part has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located,, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates which affect the unit-of-production calculations are accounted for prospectively.

The expected useful lives are as follows:

Mineral rights and exploration, evaluation and development expenditures of mineral assets and other mining assets are based on estimated life of reserves and a portion of resources on a unit-of-production basis.

Buildings, plant and equipment	8 years – life of mine
Furniture and office equipment	10 years
Vehicles	4 years
Computer equipment	3 years

(vii)	Disposal

An item of property, plant and equipment that is disposed of, is derecognized and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the statement of operations.

(i)	Asset retirement obligations

The Company records a liability for the estimated reclamation and closure of a mine, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. The net present value is determined using a credit adjusted risk free interest rate. The estimated net present value of reclamation and closure cost obligations is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to changes in legal or regulatory requirements, the extent of environmental remediation required and cost estimates. The net present value of the estimated cost of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating to operating mine and development projects are recorded with a corresponding increase to the carrying amounts of related assets.

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

2.	Significant accounting policies (continued)

	(j)	Leases

The Company holds leases for office space and equipment.

Assets held under capital leases, where substantially all of the risks and rewards of ownership have passed to the Company, are capitalized on the balance sheet at the lower of the fair value of the leased property and the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Capitalized amounts are determined at the inception of the lease and are depreciated over the shorter of their useful economic lives or the lease term. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the statement of operations unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s accounting policy on borrowing costs.

Leases where substantially all of the risks and rewards of ownership have not passed to the Company are classified as operating leases. Rentals payable under operating leases are charged to the statement of operations on a straight-line basis over the lease term.

	(k)	Income taxes

The Company accounts for income taxes under the asset and liability method of accounting. Under this method, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of tax losses carried forward that are more likely than not to be realized. Future income tax assets and liabilities are measured using the enacted or substantively enacted rates that are expected to be effective when realized or settled. The net change in recorded future income tax assets and liabilities is recognized in operations in the period in which the change occurs, including any change in the applicable future tax rates.

	(l)	Loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. For this purpose, the treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the period. For the three and nine months ended September 30, 2010, all outstanding stock options and warrants were anti-dilutive.

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

2.	Significant accounting policies (continued)

	(m)	Stock-based compensation

		(i)	Equity-settled awards

For equity-settled awards, the fair value of the award is charged to the statement of operations and credited to contributed surplus ratably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. At each balance sheet date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement operations.

No expense is recognized for awards that ultimately do not vest.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately.

		(ii)	Cash-settled awards (phantom share unit plan)

For cash-settled awards, the intrinsic value is re-calculated at each balance sheet date until the awards are settled. During the vesting period, a liability is recognized representing the portion of the vesting period which has expired at the balance sheet date multiplied by the intrinsic value of the awards at that date. After vesting, the full intrinsic value of the unsettled awards at each balance sheet date is recognized as a liability. Movements in value are recognized in the statement of operations.

	(n)	Financial instruments

All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends upon whether the financial instrument is classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities. Financial instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in the statement of operations. Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial assets classified as held-to-maturity, loans and receivables and financial liabilities other than those classified as held-for-trading, are measured at amortized cost. Transaction costs in respect of financial assets and liabilities which are held-for-trading are recognized in profit or loss immediately. Transaction costs in respect of other financial instruments are included in the initial measurement of the financial instrument.

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

2.	Significant accounting policies (continued)

	(n)	Financial instruments (continued)

The Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, the convertible note, the promissory note and the value added tax (“VAT”) loan, are classified as other financial liabilities, which are measured at amortized cost. The Company has no derivative financial instruments.

3.	Changes in accounting policies and future accounting policies

	(a)	Changes in accounting policies

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1582, Business Combinations (“Section 1582”), 1601, Consolidated Financial Statements (“Section 1601”), and 1602, Non-Controlling Interests (“Section 1602”), which replaced CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).

Section 1582 and Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011 with early adoption of these sections is permitted, provided all three sections are adopted at the same time. The Company has adopted these sections effective January 1, 2010.

	(b)	Future accounting policies

In February 2008, the Canadian Accounting Standards Board confirmed that publicly-listed companies will adopt IFRS for interim and annual financial statements relating to fiscal years commencing on or after January 1, 2011. The transition to IFRS will require a restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. IFRS uses a conceptual framework similar to GAAP, but there are significant differences in recognition, measurement and disclosure requirements.

4.	Acquisition of San Dimas Mine

On August 6, 2010, the Company obtained control of the San Dimas mines, mill and related assets (the “San Dimas Mine”), located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. This was achieved by acquiring 100% of the assets and liabilities of the operations from

Desarrolos Mineros San Luis S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp Inc.. The purchase was part of the Company’s strategy of building a portfolio of high-quality, low-cost precious metal assets.

In addition to the San Dimas mine, the Company acquired all of the shares of Silver Trading (Barbados) Ltd. (“Silver Trading”), which is party to a silver purchase agreement with Silver Wheaton and Silver Wheaton Caymans, as well as all of the rights to the Ventanas exploration property, located in Durango state, Mexico.

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

4.	Acquisition of San Dimas Mine (continued)

In 2004, DMSL’s parent company entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Trading at market prices. Concurrently, in return for upfront payments of cash and shares of Silver Wheaton, Silver Trading entered into an agreement to sell all of the San Dimas silver to Silver Wheaton Caymans at the lesser of $3.90 per ounce (adjusted for annual inflation) or market prices. The two silver purchase agreements were amended when the Company acquired the San Dimas mine. Currently, for the first four years after the acquisition, the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices. The commitment with regards to the sale of the silver to Silver Wheaton Caymans at a price lower than market price, has been offset against the fair value of the mining interest recorded upon acquisition of the San Dimas mine.

The Company pays income taxes in Mexico based on selling all silver produced at the San Dimas mine at market prices. Silver Trading currently incurs losses since it purchases silver at market prices and sells silver to Silver Wheaton Caymans at the lesser of approximately $4 per ounce and market prices, however, there is no tax benefit to these losses since Barbados is a low tax jurisdiction. From a consolidated perspective, therefore, the silver sales to Silver Wheaton Caymans realize approximately $4 per ounce, however, the Company is assessed income taxes based on sales at market prices.

The acquisition of the San Dimas mine has been accounted for as a business combination using the acquisition method, with Primero as the acquirer.

The fair value of the consideration transferred to acquire the San Dimas mine was as follows:

$

Cash	216,000
Common shares (31,151,200 shares at share price on date of acquisition of Cdn$5.25)	159,194
Convertible note (Note 11)	60,000
Promissory note (Note 11)	50,000
485,194

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

4.	Acquisition of San Dimas Mine (continued)

Due to the recent timing of the acquisition, the fair value assigned to the identifiable assets and liabilities is preliminary and may be revised by the Company as additional information becomes available. The Company expects to finalize the determination of the fair values of the assets and liabilities acquired by the second quarter of 2011, which could result in a material difference from the preliminary values presented in these financial statements. The working capital balances are subject to change based upon management’s assessment of the working capital purchased on August 6, 2010. The preliminary fair value of the assets and liabilities acquired is as follows:

$

Receivables	1,116
Prepaid expenses	1,230
Inventories	14,861
Plant and equipment	112,086
Mining properties	362,835
Future Income tax asset	9,647
Accounts payable and accrued liabilities	(7,061)
Asset retirement obligation	(9,520)
485,194

The contractual amounts of accounts receivable purchased was $1,116. All of the acquisition date contractual cash flows with regards to accounts receivable are expected to be recovered.

5.	Revenue

Revenue is comprised of the following sales:

	Three months ended		Nine months ended
		September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$

Gold	14,885	-	14,885	-
Silver (Note 4)	3,968	-	3,968	-
	18,853	-	18,853	-

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

6.	General and administration expenses

General and administration expenses are comprised of the following:

	Three months ended		Nine months ended
		September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$

Transaction costs	7,655	-	9,424	-
Legal settlement (i)	12,483	-	12,483	-
Stock-based compensation (ii)	5,398	71	6,133	71
Other	2,446	172	3,001	320
	27,982	243	31,041	391

(i)	On June 18, 2010, a company with which Primero had a director in common, Alamos Gold

Inc. (“Alamos”), alleged that, in respect of Primero’s acquisition of the San Dimas mine, the director in common breached a fiduciary duty owed to Alamos and that Primero participated in and facilitated that breach. While the Company denied liability for the claim, it reached a settlement with Alamos under which, in full settlement of the alleged claim and without admitting liability, the Company agreed to pay Cdn$13.0 million to Alamos payable as to Cdn$1.0 million in cash and Cdn$12.0 million in post-consolidation common shares issued at the same price as the subscription receipts (see Note 12 (c)). Payment of the settlement amount was conditional upon closing of the acquisition. On August 11, 2010, the Company paid the cash and issued 2,000,000 common shares and 800,000 common share purchase warrants to Alamos to settle the claim.

(ii)	Stock-based compensation included in operating expenses was $1,763 for both the three and nine month periods ending September 30, 2010 (2009 - $Nil).

7.	Receivables

Included within accounts receivable is an amount of $80.6 million receivable from the Mexican government relating to the recovery of VAT paid upon the acquisition of the San Dimas mine. The Company borrowed $70 million to pay the VAT and any amounts refunded by the Mexican government must be paid to the lender (Note 11). All receivables are considered recoverable within 12 months of the reporting date.

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

8.	Inventories

	September 30,	December 31,
	2010	2009
	$	$

Supplies	2,491	-
Finished goods	5,412	-
Work-in-progress	543	-
Stockpiled ore	188	-
	8,634	-

Included in operating expenses for both the three and nine months ended September 30, 2010 is an amount of $3,981 which represents the fair value portion of inventory which was acquired from DMSL as part of the acquisition of the San Dimas mine (Note 4). This amount is the incremental amount recorded upon acquisition above and beyond the Company’s ongoing accounting policy of recording inventory at the lower of cost and net realizable value. This resulted in an increase in the cost of goods sold balance in the period of $3,981. All such inventory has been sold as at September 30, 2010.

9.	Mining interests

Mining interests include mining and exploration properties and related plant and equipment:

	Mining		Plant,	Construction
	properties	Land and	equipment	in	Computer
	and leases	buildings	and vehicles	progress	equipment	Total
	$	$	$	$	$	$
Cost

At January 1, 2009	1,226	-	190	-	-	1,416
Additions	115	-	-	-	-	115
Translation	76	-	32	-	-	108
At December 31, 2009	1,417	-	222	-	-	1,639
Additions	-	33	624	1,497	8	2,162
Acquired through business combinations	412,356	4,079	43,114	14,952	420	474,921
At September 30, 2010	413,773	4,112	43,960	16,449	428	478,722

Depreciation and depletion

At January 1, 2009	-	-	12	-	-	12
Amortization charged for the period	-	-	37	-	-	37
At December 31, 2009	-	-	49	-	-	49
Amortization charged for the period	2,260	189	457	-	23	2,929
At September 30, 2010	2,260	189	506	-	23	2,978

Net book value

At December 31, 2009	1,417	-	173	-	-	1,590
At September 30, 2010	411,513	3,923	43,454	16,449	405	475,744

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

9.	Mining interests (continued)

The Company has commitments to acquire plant and equipment totaling $1.3 million at September 30, 2010 (Note 17 (b)).

All property of the Company acquired as part of the San Dimas mine or since that point in time is pledged as security for the Company’s obligations under the silver purchase agreement, the convertible note and promissory note entered into upon the acquisition of the San Dimas mine (Notes 4 and 11).

10.	Asset retirement obligation

The asset retirement obligation consists of reclamation and closure costs for the San Dimas mine. The present value of obligations is currently estimated at $9,547, calculated using a discount rate of 6% and reflecting payments assumed at the end of the mine life, which for the purpose of this calculation, management has assumed is in 20 years.

Changes to the reclamation and closure cost balance during the period are as follows:

$

Reclamation and closure cost obligations acquired in the Acquisition (Note 4)	9,520
Accretion expense	81
Reclamation expenditures	(54)
Reclamation and closure cost obligations - September 30, 2010	9,547
Less: Current portion of reclamation and closure cost obligations (included in accounts payable and accrued liabilities)	(2,808)
Long-term reclamation and closure cost obligations	6,739

11.	Current and long-term debt

(a)

	September 30,	December 31,
	2010	2009
	$	$

Convertible debt (i)	58,848	-
Promissory note (ii)	50,000	-
VAT loan (iii)	70,000	-
	178,848	-
Less: Current portion of debt	(70,000)	-
	108,848	-

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

11.	Current and long-term debt (continued)

	(a)	(continued)

On August 6, 2010, in connection with the acquisition of the San Dimas mine, the Company issued the following debt instruments to DMSL:

(i)

A convertible note for $60 million with an annual interest rate of 3%. The convertible note may be converted, up to the maturity date, at any time by DMSL at a conversion price of Cdn$6.00 per share. In determining the number of common shares to be issued on conversion, the principal amount to be translated will be converted into Canadian dollars by multiplying that amount by 1.05.

On the first anniversary of the note (“Initial Maturity Date”), the convertible note will be repayable in cash or, at the option of Primero, in common shares at 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Initial Maturity Date (the “Maturity Conversion Price”). If on the Initial Maturity Date, Primero serves notice to convert (“Debtor Conversion Notice”), DMSL has the right to extend the Initial Maturity Date until the second anniversary of the note (the “Second Maturity Date”). If DMSL elects to extend the maturity date, the Company may (1) pay the principal amount in cash immediately or (2) convert the debt to shares on the Second Maturity Date at a price equal to the greater of a) the Maturity Conversion Price and b) 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Second Maturity Date.

Issuers of convertible notes that may be settled in cash are required to account separately for the liability and equity components of the note. The debt portion of the convertible note was determined by discounting the future anticipated cash flows falling due under the terms of the note using the Company’s borrowing rate for non- convertible debt of 6%. The equity portion represents the difference between the proceeds received of $60 million and the amount allocated to the debt portion. The carrying value of the debt is accreted to its face value through periodic charges to interest expense over the initial one-year term of the debt. The amount included in equity at September 30, 2010 was $1,675. The accretion in the nine months ended September 30, 2010 was $523.

(ii)

A promissory note for $50 million with an annual interest rate of 6%. The promissory note is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance.

(iii)

In addition, on August 6, 2010, the Company borrowed $70 million from The Bank of Nova Scotia under a non-revolving term credit facility to partly pay $80.6 million of VAT due to the Mexican government on the acquisition of the San Dimas mine. VAT is a refundable tax, which the Company expects to fully recover within 12 months (Note 7). The credit facility bears interest at Canada’s base rate plus 0.75% or LIBOR plus 1.75%, depending upon the Company’s choice of type of loan availment, and it is repayable from the proceeds of VAT refunded by the Mexican government, with the balance of principal due on August 6, 2011. Goldcorp Inc. has guaranteed repayment of the credit facility.

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

11.	Current and long-term debt (continued)

	(a)	(continued)

Pursuant to the terms of the promissory note and the convertible debt, the Company is required to maintain the following financial covenants:

•	Tangible net worth as at the end of each fiscal quarter of at least $400 million, and
•	Commencing on the quarter ending September 30, 2011, free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

Tangible net worth means shareholders’ equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas Mine, principal and interest on the promissory note and convertible debt and up to $5 million per year on account of acquisition opportunities.

(b)	Interest expense

Interest expense for the period was comprised of the following:

	Three months ended		Nine months ended
		September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$
Interest and accretion on convertible note	804	-	804	-
Interest on promissory note	452	-	452	-
Interest and fees on VAT loan	445	-	445	-
Other	168	-	168	-
	1,869	-	1,869	-

12.	Share capital

(a)

On June 28, 2010, shareholders approved a share consolidation of 20 to one effective immediately before the completion of the acquisition of the San Dimas mine. The shares of the Company began trading on a consolidated basis on August 6, 2010. All references to common shares, stock options, phantom share units, warrants and per share amounts for all periods have been adjusted to reflect the common share consolidation.

	(b)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

12.	Share capital (continued)

	(c)	Common shares issuance

(i)

On July 20, 2010, the Company issued 50,000,000 subscription receipts at a price of Cdn$6.00 per subscription receipt (the “Subscription Receipts”) for gross proceeds of $285 million (Cdn$300 million). Share issuance costs of $17.1 million were incurred as part of the offering and have been recorded as a reduction in the balance of common shares and warrants on a relative fair value basis. Each Subscription Receipt comprised one common share and 0.4 of a common share purchase warrant. Each whole common share purchase warrant is exercisable to purchase one common share at a price of Cdn$8.00 per share until July 20, 2015. Directors and officers of the Company, including entities controlled by them, purchased an aggregate of 441,767 Subscription Receipts. The subscription receipts were converted to post-consolidation shares and common share purchase warrants on August 6, 2010.

The brokers received 489,210 broker warrants in connection with the offering. Each broker warrant is exercisable to purchase one common share at a price of Cdn$6.00 per share until February 6, 2012. The fair value of the brokers’ warrants was allocated to share issue costs.

		(ii)	On August 6, 2010, the Company issued 31,151,200 common shares to DMSL as part of the consideration for the acquisition of the San Dimas mine (Note 4).

(iii)

On August 11, 2010, the Company issued 2,000,000 common shares and 800,000 common share purchase warrants to Alamos to settle a claim (Note 6). Each whole common share purchase warrant is exercisable to purchase one common share at a price of Cdn$8.00 per share until July 20, 2015.

(iv)

On August 26, 2010, the Company issued 1,209,373 common shares as consideration for advisory services relating to the acquisition of the San Dimas mine (determined as the amount owing for advisory services divided by the share price prevailing on the date of the invoice).

		(v)	During the nine months ended September 30, 2010, the Company issued 290,187 common shares upon the exercise of common share purchase warrants.

(vi)

On July 2, 2009, the Company closed a brokered private placement of 1,500,000 units at a price of Cdn$1.20 per unit for gross proceeds of $1,551 (Cdn$1,800). Each unit comprised one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable to purchase one common share at a price of Cdn$2.00 per share until July 2, 2011. Directors and officers of the Company, including entities controlled by them, purchased an aggregate of 140,000 units.

The broker received 150,000 warrants. Each broker warrant is exercisable to purchase one common share of the Company at a price of Cdn$1.60 per share until July 2, 2011. The fair value of the broker warrants was allocated to share issue costs.

(vii)

On January 15, 2009, the Company closed a private placement of 184,625 common shares at a price of Cdn$2.00 per share for gross proceeds of $295 (Cdn$369). Directors and officers of the Company, including entities controlled by them, purchased an aggregate of 107,125 common shares.

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

12.	Share capital (continued)

	(d)	Stock options

As at September 30, 2010, the following stock options were outstanding:

	Options outstanding				Options exercisable
			Remaining			Remaining
	Number	Exercise	contractual	Number	Exercise	contractual
Expiry date	of options	price	life (years)	of options	price	life (years)
		Cdn$			Cdn$

February 27, 2013	3,750	3.00	2.4	3,750	3.00	2.4
July 29, 2013	170,000	4.20	2.8	170,000	4.20	2.8
July 9, 2014	45,000	2.70	3.8	45,000	2.70	3.8
July 9, 2019	275,000	2.70	8.8	192,500	2.70	8.8
August 6, 2015	4,659,490	6.00	4.9	1,553,163	6.00	4.9
August 25, 2015	2,595,000	5.26	4.9	865,000	5.26	4.9
	7,748,240	5.57	5.0	2,829,413	5.38	5.0

		Weighted
		average
	Number of	exercise
	options	price
		Cdn$

Outstanding at January 1, 2009	217,500	4.00
Granted	45,000	2.70
Forfeited	(22,500)	4.20
Exercised	(21,250)	3.00
Outstanding and exercisable at December 31, 2009	218,750	3.80
Granted	7,529,490	5.62
Outstanding at September 30, 2010	7,748,240	5.57

On May 29, 2010, the Board of Directors of the Company approved certain amendments to the stock option incentive plan (the “Amended Plan”). The principal changes were (i) an increase in the number of common shares reserved for issuance under the plan from 245,807 to a maximum of 582,732 common shares, (ii) an extension of the terms of some options from five to 10 years, (iii) changes to the vesting provisions of options granted under the plan, and (iv) changes to incorporate requirements of the share incentive policies of the TSXV. The Amended Plan was approved by shareholders at the Company’s annual general meeting held on June 28, 2010 and replaced the plan that had been approved on November 3, 2008 (the “2008 Plan”).

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

12.	Share capital (continued)

	(d)	Stock options (continued)

On May 29, 2010, the Board of Directors approved further amendments to the Amended Plan in order to make the plan consistent with the share incentive policies of the TSX. These amendments, which are reflected in a further amended and restated option plan (the “Rolling Plan”) became effective on August 19, 2010, when the Company’s common shares commenced to be listed on the TSX. Under the Rolling Plan, the number of common shares that may be issued on the exercise of options granted under the plan equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements). Typically, vested options granted under the Rolling Plan will expire 90 days after the date that the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options will terminate immediately.

The fair value of the options granted in 2010 and 2009 was calculated using the Black- Scholes option pricing model with the following assumptions:

		Expected
	Number of	life of options	Exercise	Risk free		Black-Scholes
Issue date	options	(years)	price	interest rate	Volatility	value assigned
			Cdn$	%	%	Cdn$

August 25, 2010	2,595,000	5	5.26	2.08	54	2.27
August 6, 2010	4,659,490	5	6.00	2.25	54	2.08
June 28, 2010 (i)	275,000	6.1	2.70	2.56	75	5.78
July 9, 2009	45,000	5	2.70	2.42	85	1.83

(i)

These options were awarded on July 9, 2009, however, they could not be exercised until shareholders approved amendments to the stock option plan on June 28, 2010. In accordance with Canadian GAAP these options were deemed granted on June 28, 2010.

(e)	Warrants

As at September 30, 2010, the following share purchase warrants were outstanding:

		Exercise
Amount	Note	price	Expiry date
		Cdn$

115,417	(i)	1.60	July 2, 2011
509,126		2.00	July 2, 2011
476,980	(i)	6.00	February 6, 2012
20,800,000		8.00	July 20, 2015
21,901,523		7.78

(i)	Brokers’ warrants

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

12.	Share capital (continued)

	(e)	Warrants (continued)

The following is a continuity schedule of the warrants outstanding for the period:

		Weighted
		average
	Number of	exercise
	warrants	price
		Cdn$

Outstanding at January 1, 2009	10,000	3.00
Granted	900,000	1.93
Exercised	(7,500)	2.00
Outstanding and exercisable at December 31, 2009	902,500	1.94
Granted	21,289,210	7.95
Exercised	(290,187)	2.16
Outstanding and exercisable at September 30, 2010	21,901,523	7.78

Where warrants are issued as part of a unit or subscription receipt comprised of common shares and warrants, the value assigned to the warrants is based on their relative fair value (as compared to the shares issued), determined using the Black-Scholes pricing model. For the purpose of the Black-Scholes model for the 2010 and 2009 warrants the assumed dividend yield was Nil. Other conditions and assumptions were as follows:

	Number of		Exercise	Risk free	Volatility	Black-Scholes
Issue date	warrants	Term (years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$

July 20, 2010	20,000,000	5.0	8.00	2.3	54	1.86
August 6, 2010 (ii)	489,210	1.5	6.00	1.4	49	1.02
August 11, 2010	800,000	5.0	8.00	2.0	54	1.93
July 2, 2009	150,000	2.0	1.60	1.2	97	2.88
July 2, 2009	750,000	2.0	2.00	1.2	97	2.70

(i)	Volatility was determined based upon the average historic volatility of a number of comparable companies, calculated over the same period as the expected life of the warrant.

(ii)	Warrants issued to brokers in 2010 with fair value of $482.

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

12.	Share capital (continued)

	(f)	Phantom share unit plan

On May 29, 2010, the Board of Directors approved the establishment of the Company’s Phantom Share Unit Plan (“PSUP”). The PSUP is cash-settled and all units vest on the third anniversary of the grant date; each unit expires on December 31 in the year in which the unit vests. The exercise price of each unit is $Nil.

1,860,678 units were granted under the PSUP on August 6, 2010 and have been measured at the reporting date using the intrinsic value. The total amount recognized in the statement of operations during the three and nine months ended September 30, 2010 in relation to the PSUP was $388 (September 30, 2009 - $Nil). None of these cash-settled options were vested at September 30, 2010, but all remain outstanding.

	(g)	Escrow agreements

As at June 30, 2010, an aggregate of 308,635 common shares were held in escrow. All of these shares were released from escrow on August 20, 2010 when the Company’s shares were listed on the Toronto Stock Exchange.

DMSL has agreed that, up to August 6, 2013, it will not sell any common shares of the Company that result in it owning less than 31,151,200 common shares.

13.	Income taxes

	(a)	A reconciliation of income taxes at the statutory rate to the actual income tax provision is as follows:

Nine months
ended
September 30,
2010
$

Loss before income taxes	32,376
Canadian federal and provincial income tax rate	28.50%
Expected income tax recovery	9,227
Increase (decrease) attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	(918)
Non-deductible expenditures	(7,763)
Impacts of foreign exchange	430
Benefit of tax losses not recognized	(4,914)
Income tax expense	(3,938)

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

13.	Income taxes (continued)

	(b)	Future income taxes

The significant components of the Company’s future tax assets and liabilities are as follows:

Nine months
ended
September 30,
2010
$

Non-capital losses and other future deductions	9,028
Mineral property, plant and equipment	9,255
Asset retirement obligation	748
Future income tax assets	19,031
Valuation allowance	(9,143)
Net future income tax asset	9,888
Other	(418)
Net future income tax asset	9,470

14.	Supplementary cash flow information

(a)	Net changes in non-cash working capital comprise the following:

	Three months ended		Nine months ended
		September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$

Receivables	(83,373)	(8)	(83,322)	18
Prepaid expenses	(4,683)	(30)	(4,703)	(26)
Inventories	7,155	-	7,155	-
Accounts payable and accrued liabilities	15,603	(94)	17,205	(127)
	(65,298)	(132)	(63,665)	(135)

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

14.	Supplementary cash flow information (continued)

(b)	Non-cash transactions:

	Three months ended		Nine months ended
		September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$
Shares issued on the acquisition of San Dimas	159,194	-	159,194	-
Convertible note issued to DMSL (Note 11)	60,000	-	60,000	-
Promissory note issued to DMSL (Note 11)	50,000	-	50,000	-
Warrants issued to brokers	482	-	482	-

(c)	Operating activities include the following cash payments:

	Three months ended		Nine months ended
		September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$

Interest paid	60	-	60	-
Income taxes paid	597	-	597	-
	657	-	657	-

15.	Capital management

The Company manages its common shares, stock options, warrants and debt as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. To meet this objective, the Company will ensure it has sufficient cash resources to pursue the exploration and development of its mining properties and fund potential acquisitions and future production in the San Dimas mine.

To support these objectives the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents. In order to maximize its funding available for operations, as well as exploration and development efforts, the Company does not pay out dividends.

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

15.	Capital management (continued)

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. The Company is subject to a number of externally imposed capital requirements relating to its debt (Note 11).The requirements are both financial and operational in nature; the Company has complied with all such requirements during the period.

16.	Related party transactions

The Company issued a promissory note and a convertible note to DMSL as part of the acquisition of San Dimas (Note 11); at this point in time, DMSL was not considered to be a related party of the Company. DMSL is now considered to be a related party by virtue of its ownership of approximately 36% of the Company’s common shares. Interest accrues on the promissory and convertible notes however, no interest was paid during the period.

17.	Financial instruments

The Company’s financial instruments at September 30, 2010 and December 31, 2009 consist of cash, receivables, accounts payable and accrued liabilities, the convertible note and promissory note and other long-term liabilities.

At September 30, 2010, the carrying amounts of receivables, accounts payable and accrued liabilities and the VAT loan are considered to be reasonable approximation of their fair values due to their short- term nature.

The fair value of the convertible note liability is determined using a discounted future cash-flow analysis. The fair value of the promissory note upon initial recognition is considered to be its face value. The fair value of the phantom share plan liability was calculated based on the intrinsic value of the units at the reporting date.

Fair value measurements of financial assets and liabilities recognized in the balance sheet

Canadian GAAP requires that financial instruments are assigned to a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

•	Level 1 - quoted prices in active markets for identical assets or liabilities;

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 - inputs for the asset or liability that are not based on observable market data.

At September 30, 2010, there were no financial assets or liabilities measured and recognized in the balance sheet at fair value that would be categorized as Level 2 or 3 in the fair value hierarchy above.

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

17.	Financial instruments (continued)

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at September 30, 2010 or December 31, 2009.

Financial instrument risk exposure

The following describes the types of risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

(a) Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company limits the concentration of credit risk, ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. Those with whom trade receivables balances are held, previously transacted with the former owners of the mine, and the history of default was minimal, as such, the credit risk associated with trade receivables at September 30, 2010 is considered to be negligible. The $80.6 million VAT receivable is due from the Government of Mexico and is considered to be fully recoverable.

The Company’s maximum exposure to credit risk at September 30, 2010 and December 31, 2009 is as follows:

	September 30,	December 31,
	2010	2009
	$	$

Cash	55,007	1,018
Receivables	84,596	158

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

17.	Financial instruments (continued)

	(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans. In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at September 30, 2010:

	Within		Over
	1 year	2-5 years	5 years	Total
	$	$	$	$
Accounts payable and accrued liabilities	22,183	-	-	22,183
Convertible debt and interest	1,800	61,800	-	63,600
Promissory note and interest	-	31,408	31,800	63,208
VAT loan and interest	71,500	-	-	71,500
Minimum rental and lease payments	1,649	1,283	-	2,932
Reclamation and closure cost obligations	2,808	-	6,739	9,547
Commitment to purchase plant and equipment	1,309	-	-	- 1,309
	101,249	94,491	38,539	234,279

The total lease expense during the nine months ended September 30, 2010 was $26 (2009 - $Nil).

(c)	Market risk

(i) Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars and Mexican pesos. The appreciation of the Mexican peso against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s equity is denominated in Canadian dollars; the convertible U.S. dollar debt held by DMSL is convertible into equity at a fixed Canadian dollar price, as such the Company is subject to currency risk if the Canadian dollar depreciates against the U.S. dollar.

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

17.	Financial instruments (continued)

	(c)	Market risk (continued)

		(i)	Currency risk (continued)

During the nine period ended September 30, 2010, the Company recognized a loss of $589 on foreign exchange (2009 - loss of $12). Based on the above net exposures at September 30, 2010, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $0.8 million increase or decrease in the Company’s after-tax net earnings (loss); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $4.8 million increase or decrease in the Company’s after-tax net earnings (loss).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

		(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company has very limited interest rate risk due to few assets or liabilities being subject to floating interest rates.

		(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on metal prices for gold. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world. This risk includes the fixed price contracted sales of silver and associated taxation. The Company may enter into derivative financial instruments to manage its exposure to commodity price risk, however, at this time, the Company has elected not to do so.

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated interim financial statements
September 30, 2010
(Amounts in thousands of United States dollars unless otherwise stated)
(Unaudited)

18.	Commitments and contingencies

A listing of contractual commitments and their maturities is shown in Note 17 (b).

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a Board of Directors which is headed by a president. An Ejido may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land. Two of the properties included in the San Dimas mine are subject to legal proceedings commenced by local Ejidos. With respect to one of the properties, the local Ejido is seeking title to the property. The initial proceeding was brought without the knowledge of DMSL, and resulted in an initial order in favour of the Ejido. Proceedings will be initiated in an attempt to annul this order on the basis that the initial proceeding was brought without the knowledge of DMSL and other legal arguments. With respect to the other property, the local Ejido is seeking early termination of a temporary occupancy permit. If these legal proceedings are not successfully defended, then the San Dimas mine could face higher operating costs associated with agreed or mandated payments that would be payable to the local Ejidos in respect of use of the properties.